     As filed with the Securities and Exchange Commission on October 29,1998
                                                      Registration No. 333-64967


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                 AMENDMENT NO. 1

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------


                                 NCT GROUP, INC.
                (FORMERLY NOISE CANCELLATION TECHNOLOGIES, INC.)
             (Exact name of Registrant as specified in its charter)


           DELAWARE                                              59-2501025
(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                               Identification No.)

                1025 WEST NURSERY ROAD, LINTHICUM, MARYLAND 21090
                                 (410) 636-8700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)


                              JOHN B. HORTON, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 NCT GROUP, INC.
                                 ONE DOCK STREET
                           STAMFORD, CONNECTICUT 06902
                         (203) 961-0500, EXTENSION 3503
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)
                  Copies of all communications and notices to:
                            WILLIAM P. O'NEILL, ESQ.
                              CROWELL & MORING, LLP
                         1001 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, D.C. 20004-2595
                                 (202) 624-2500


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] __________

                         CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------
                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
TITLE OF SHARES TO BE     AMOUNT TO BE       AGGREGATE PRICE   AGGREGATE OFFERING   REGISTRATION FEE
     REGISTERED           REGISTERED(1)         PER UNIT             PRICE
----------------------------------------------------------------------------------------------------
    COMMON STOCK         1,786,991 SHARES       $0.5469(2)          $977,305(2)         $288.31(2)
----------------------------------------------------------------------------------------------------
    COMMON STOCK        26,000,000 SHARES        0.4844(3)        12,594,400(3)        $3715.36(3)
----------------------------------------------------------------------------------------------------



(1) In accordance with Rule 416 promulgated under the Securities Act of 1933, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Company's Series D Convertible Preferred Stock (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions and (ii) by reason of changes in the conversion price or conversion rate of the Company's Series D Convertible Preferred Stock in accordance with the terms thereof.



(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices for the Common Stock on the NASDAQ National Market System on September 23, 1998. $288.31 was paid by the registrant in connection with the filing of this registration statement on September 30, 1998.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices for the Common Stock on the NASDAQ National Market System on October 22 1998.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 30, 1998

                                   PROSPECTUS

                                27,786,991 SHARES

                                 NCT GROUP, INC.
                (FORMERLY NOISE CANCELLATION TECHNOLOGIES, INC.)

                                  COMMON STOCK




      This offering consists of the resale of 1,786,991 shares of Common Stock which were issued by the Company in a private placement exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D thereunder ("Regulation D") on September 4, 1998.



      This offering also consists of the resale of 12,500,000 shares of Common Stock which may be issued upon the conversion of issued and outstanding shares of the Company's Series D Convertible Preferred Stock ("Series D Preferred Stock") which were issued by the Company in private placements exempt from registration under the Securities Act pursuant to Regulation D thereunder.



      In addition, this offering consists of the resale of 12,500,000 shares of Common Stock which may be issued upon the conversion of authorized but unissued shares of the Company's Series D Preferred Stock which may be issued in exchange for issued and outstanding shares of Series A Convertible Preferred Stock of the Company's subsidiary, NCT Audio Products, Inc. ("NCT Audio") which were issued by NCT Audio in private placements, exempt from registration under the Securities Act pursuant to Regulation D thereunder.



      In accordance with Rule 416 promulgated under the Securities Act, this offering also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Company's Series D Preferred Stock (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions and (ii) by reason of changes in the conversion price or conversion rate of the Company's Series D Convertible Preferred Stock in accordance with the terms thereof.



      In addition, this offering consists of the resale of 1,000,000 shares of Common Stock which were issued by the Company in an exchange for shares of common stock of NCT Audio with the holder thereof on October 12, 1998, which exchange was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof.

      All of the foregoing shares of Common Stock may be offered for sale by the holders thereof (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of such shares of Common Stock.


      The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "NCTI". The last sale price reported for such Common Stock on October 27,1998, as quoted by NASDAQ, was $0.469 per share.



                  SEE "RISK FACTORS" ON PAGES 16 THROUGH 34 FOR
                  CERTAIN INFORMATION RELATING TO THE COMPANY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS OCTOBER 30, 1998

                                TABLE OF CONTENTS

                                                                            PAGE


Available Information (Item 2.).............................................   4
Incorporation of Certain Documents by Reference (Item 12.)..................   5
The Company (Item 3.).......................................................   6
Summary Consolidated Financial Data (Item 3.)...............................   9
Recent Developments (Item 11.)..............................................  11
The Offering (Item 1.)......................................................  15
Risk Factors (Item 3.)......................................................  16
Use of Proceeds (Item 4.)...................................................  35
Selling Stockholders (Item 7.)..............................................  36
Plan of Distribution (Item 8.)..............................................  38
Legal Matters (Item 10.)....................................................  39
Experts (Item 10.)..........................................................  39

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates. The Company is an electronic filer on EDGAR pursuant to Rules 100 and 101 of Registration S-T. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is (http://www.sec.gov).

                                ----------------

      NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-18267) and are incorporated herein by reference and made a part hereof:

(1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998);

(2) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (including Amendment No. 1 thereto filed on July 1, 1998);

(3) the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998;

(4)   the Company's Current Report on Form 8-K filed on June 3, 1998;

(5)   the Company's Current Report on Form 8-K filed on June 10, 1998;

(6)   the Company's Current Report on Form 8-K filed on July 16, 1998;

(7)   the Company's Current Report on Form 8-K filed on July 29, 1998;

(8)   the Company's Current Report on Form 8-K filed on August 21, 1998;


(9)   the Company's Current Report on Form 8-K filed on October 22, 1998; and



(10) the description of capital stock found in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1990.


      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus are deemed to be incorporated by reference and shall be a part hereof from their respective dates of filing.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


      The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, but not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for copies of such information should be directed to Krystyna Marushak, Investor Relations, NCT Group, Inc., One Dock Street, Stamford, Connecticut 06902, telephone number (203) 961-0500, extension 3507.

                                   THE COMPANY


      NCT Group, Inc. (formerly "Noise Cancellation Technologies, Inc.") ("NCT" or the "Company") designs, develops, licenses, produces and distributes electronic systems for Active Wave Management including systems that electronically reduce noise and vibration. The Company's systems are designed for integration into a wide range of products serving major markets in the transportation, manufacturing, commercial, consumer products and communications industries. The Company has begun commercial application of its technology through a number of product lines, with 70 products currently being sold, including NoiseBuster(R) communications headsets and NoiseBuster Extreme!(TM) consumer headsets, Gekko(TM) flat speakers, flat panel transducers ("FPT(TM)"), ClearSpeech(TM), microphones, speakers and other products, adaptive speech filters ("ASF"), the ProActive(TM) line of industrial/commercial active noise reduction ("ANR") headsets, an aviation headset for pilots, an industrial muffler or "silencer" for use with large vacuums and blowers, quieting headsets for patient use in magnetic resonance imaging ("MRI") machines, and an aircraft cabin quieting system.


      In early 1998, the Company introduced the Gekko(TM) flat speakers and the ClearSpeech(TM) corporate intranet telephone software (the "I-Phone") which the Company believes will have wide application in the audio and communications industries. As part of its product line expansion plans, the Company has introduced over 25 new products and associated accessories during 1998.

      In keeping with the direction established in late 1994, during 1998 the Company continued the practice of marketing its technology through licensing to third parties for fees and subsequent royalties. During 1998, the Company has entered into four new technology license agreements. Also during 1998, the Company will receive royalties in connection with the cross license agreement entered into by the Company, Verity Group plc ("Verity") and New Transducers Ltd. ("NXT"), which will include sublicensing of technology to various sublicensees.

      In late 1995, the Company redefined its corporate mission to be a worldwide leader in the advancement and commercialization of Active Wave Management technology. Active Wave Management is the electronic and/or mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality. The Company also revised its strategy, expanding its technology development into areas outside of traditional active noise and vibration control in order to address markets having greater opportunities such as communications and audio. The acquisition of certain assets and all of the intellectual property of Active Noise and Vibration Technologies, Inc. ("ANVT") broadened the Company's portfolio of intellectual property and removed restrictions on the Company regarding licensing of certain jointly held patents (the "Chaplin Patents") to unaffiliated third parties. The Company can now license the Chaplin Patents directly to unaffiliated third parties, which provides the Company with a greater ability to earn technology licensing fees and royalties from such patents. Thus, while the Company continues to focus on products, which the Company believes will generate near term revenue, it is increasing its emphasis on technology licensing fees and royalties. Further, the Company is working continuously to lower the cost of its products and improve their technological performance.

      As distribution channels are established and as product sales and market acceptance and awareness of the commercial applications of the Company's technologies build, revenues from technology licensing fees, royalties and product sales are anticipated to fund an increasing share of the Company's requirements. The revenues from these sources, if realized, will reduce the Company's dependence on engineering and development revenues.

      From the Company's inception through June 30, 1998, approximately 25% of its operating revenues have come from the sale of products and 31% of its operating revenues have come from licensing of the Company's technology, while approximately 44% of its operating revenues have come from engineering and development services.

      Active noise control offers many advantages over traditional passive methods of noise control such as conventional mufflers, ear protectors and acoustical padding. Active noise control systems: (i) generally reduce only unwanted noise and permit desired sounds such as the human voice, music or warning tones to pass freely, (ii) are more successful in attenuating low frequency noise, (iii) contribute to energy savings and provide other economic benefits in various applications, and (iv) generally are smaller and lighter.

      Active Wave Management is the utilization of active noise control technology and certain other technologies which results in the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality.

      NCT believes that it has a significant position in Active Wave Management technology, currently holding 345 patents worldwide and an extensive library of know-how and other unpatented technology.

      The Company has entered into a number of strategic supply, manufacturing and marketing alliances with leading global companies to commercialize its technology. These strategic alliances historically have funded a substantial portion of the Company's research and development, and provided the Company with reliable sources of components, manufacturing expertise and capacity, as well as extensive marketing and distribution capabilities. NCT has continuing relationships with Walker Manufacturing Company ("Walker") (a division of Tennessee Gas Pipeline Company, a wholly owned subsidiary of Tenneco, Inc.), AB Electrolux ("Electrolux"), Analog Devices, Inc. ("ADI"), Ultra Electronics Ltd. ("Ultra"), The Charles Stark Draper Laboratory, Inc. ("Draper"), Applied Acoustic Research, L.L.C. ("AAR"), Hoover Universal, Inc. ("Hoover") and New Transducers, Ltd. ("NXT"), among others, in order to penetrate major markets more rapidly and efficiently, while minimizing the Company's own capital expenditures.

      In March 1995, the Company and Ultra amended their teaming agreement and executed a licensing and royalty agreement for $2.6 million and a future royalty of 1 1/2% of sales commencing in 1998.

      On November 15, 1995, the Company and Walker executed a series of related agreements (the "Restructuring Agreements") regarding the Company's commitment to help fund $4.0 million of product and technology development work and the transfer of the Company's 50% interest in Walker Noise Cancellation Technologies ("WNCT") to Walker. The Restructuring Agreements provided for the transfer of the Company's interest in WNCT (an equally owned partnership between Walker and the Company) to Walker, the elimination of the Company's previously expensed obligation to fund the remaining $2.4 million of product and technology development work, the transfer to Walker of certain Company owned tangible assets related to the business of WNCT, the expansion of certain existing technology licenses and the Company's performance of certain research and development activities for Walker at Walker's expense.

      An important factor for the Company's continuing development is its ability to recruit and retain key personnel. As of August 31, 1998 the Company had 90 employees, including 51 engineers and technical staff. Among its engineering staff and consultants are several scientists and inventors that the Company believes are preeminent in the active noise and vibration control field worldwide.


      The Company was incorporated in Nevada on May 24, 1983. In April 1985, the Company moved its corporate domicile to Florida, and in January 1987, following the assumption of control of the Company by the present management, it changed its state of incorporation to Delaware. The Company's executive offices, research and product development facility are located at 1025 West Nursery
Road, Suite 120, Linthicum, Maryland 21090; telephone number (410) 636-8700.
The Company maintains sales and marketing offices at One Dock Street, Suite
300, Stamford, Connecticut 06902; telephone number (203) 961-0500. The
Company's European operations are conducted through its product development and marketing facility in Cambridge, England. The Company also maintains a marketing facility in Tokyo, Japan.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference" - Items (1), (2) and (3). Operating results for the period ended June 30, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

                                                                   (IN THOUSANDS OF DOLLARS AND SHARES)
                                                                         YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------
                                                    1993             1994          1995          1996          1997
                                                  --------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
REVENUES
 Product Sales                                    $   1,728        $   2,337     $   1,589     $   1,379     $   1,720
 Engineering and development services                 3,598            4,335         2,297           547           368
 Technology licensing fees and other                     60              452         6,580         1,238         3,630
                                                  ---------        ---------     ---------     ---------     ---------
      Total revenues                              $   5,386        $   7,124     $  10,466     $   3,164     $   5,718
                                                  ---------        ---------     ---------     ---------     ---------
COSTS AND EXPENSES:
 Cost of sales                                    $   1,309        $   4,073     $   1,579     $   1,586     $   2,271
 Cost of engineering and development services         2,803            4,193         2,340           250           316
 Selling, general and administrative                  7,231            9,281         5,416         4,890         5,217
 Research and development                             7,963            9,522         4,776         6,974         6,235
 Interest (income) expense, net                        (311)            (580)          (49)           17         1,397(4)
 Equity in net (income) loss of unconsolidated
      affiliates                                      3,582(1)         1,824           (80)           80            --
 Other expense, net                                      --              718           552           192           130
                                                  ---------        ---------     ---------     ---------     ---------
      Total costs and expenses                    $  22,577        $  29,031     $  14,534     $  13,989     $  15,566
                                                  ---------        ---------     ---------     ---------     ---------
 Net loss                                         $ (17,191)(1)    $ (21,907)    $  (4,068)    $ (10,825)    $  (9,848)

Less:
 Preferred stock dividend requirement                    --               --            --            --         1,623
 Accretion of difference between carrying
   amount and redemption amount of
   redeemable preferred stock                            --               --            --            --           285
                                                  ---------        ---------     ---------     ---------     ---------
Net (loss) attributable to common stockholders    $ (17,191)(1)    $ (21,907)    $  (4,068)    $ (10,825)    $ (11,756)
                                                  =========        =========     =========     =========     =========
 Weighted average number of common
   shares outstanding(2) - basic and diluted         70,416           82,906        87,921       101,191       124,101
                                                  =========        =========     =========     =========     =========
 Basic and diluted net loss per share             $   (0.24)(1)    $   (0.26)    $   (0.05)    $   (0.11)    $    (.09)
                                                  =========        =========     =========     =========     =========



                                                (IN THOUSANDS OF DOLLARS AND SHARES)
                                                      SIX MONTHS ENDED JUNE 30,
                                                             (UNAUDITED)
                                                     ---------        ---------
                                                      1997(4)            1998
                                                     ---------        ---------
STATEMENTS OF OPERATIONS DATA:
REVENUES
 Product Sales                                       $     581        $   1,065
 Engineering and development services                      213              149
 Technology licensing fees and other                     3,210              346
                                                     ---------        ---------
      Total revenues                                 $   4,004        $   1,560
                                                     ---------        ---------

COSTS AND EXPENSES:
 Cost of sales                                       $     505        $     869
 Cost of engineering and development services              200              128
 Selling, general and administrative                     2,251            4,454
 Research and development                                3,012            3,297
 Interest (income) expense, net                          1,467(4)          (212)
 Other (income) / expense, net                              --           (3,382)
                                                     ---------        ---------
      Total costs and expenses                       $   7,435        $   5,154
                                                     ---------        ---------
 Net (loss)                                          $  (3,431)       $  (3,594)
Less:
 Preferred stock dividend requirement                       --            1,690
 Accretion of difference between carrying
   amount and redemption amount of
   Redeemable preferred stock                               --              483
                                                     ---------        ---------
Net (loss) attributable to common stockholders       $  (3,431)       $  (5,767)
                                                     =========        =========

 Weighted average number of common
   shares outstanding - basic and diluted              117,332          135,968
                                                     =========        =========
 Basic and diluted net (loss) per share              $   (0.03)       $   (0.04)
                                                     =========        =========

                                                         DECEMBER 31,
                                 ------------------------------------------------------------
                                   1993         1994         1995         1996        1997
                                 ------------------------------------------------------------
BALANCE SHEET DATA:
 Total assets                    $ 29,541     $ 12,371     $  9,583     $  5,881     $ 17,361

 Total liabilities                  6,301        6,903        2,699        3,271        2,984
 Long-term debt                        --           --          105           --           --
 Accumulated deficit              (46,873)     (68,780)     (72,848)     (83,673)     (93,521)
 Stockholders' equity(3)           23,239        5,468        6,884        2,610       14,377
 Working capital (deficiency)      19,990          923        1,734       (1,312)      11,696

                               JUNE 30, 1998
                                (UNAUDITED)
                                 --------
BALANCE SHEET DATA:
 Total assets                    $ 14,776

 Total liabilities                  2,382
 Long-term debt                       280
 Accumulated deficit              (97,115)
 Stockholders' equity(3)           12,114
 Working capital                    6,712

(1) In connection with the sale of Common Stock to Tenneco Automotive in December 1993, the Company recognized its share of cumulative losses not previously recorded with respect to its joint venture with Walker amounting to approximately $3.6 million.

(2) Does not include shares issuable upon the exercise of outstanding stock options, warrants and convertible Preferred Stock, since their effect would be antidilutive.

(3)   The Company has never declared nor paid cash dividends on its Common
      Stock.

(4) Includes interest expenses of approximately $1.4 million relating to the beneficial conversion feature on convertible debt issued in 1997. If the $1.4 million non-cash charge had been allocated and recorded during each quarter of 1997 instead of allocated and recorded entirely in the fourth quarter, the 1997 quarterly results would have been reported as follows:

                                               Three Months Ended           Six Months Ended           Nine Months Ended
                                                 March 31, 1997              June 30, 1997            September 30, 1997
                                             -----------------------    -----------------------     -----------------------
(in thousands, except per share amounts)    As Reported    Adjusted    As Reported    Adjusted     As Reported    Adjusted
                                             ---------     ---------    ---------     ---------     ---------     ---------
Interest (income) expense                    $      --     $     179    $      47     $   1,467     $      75     $   1,495

Net profit (loss)                            $     599     $     420    $  (2,011)    $  (3,431)    $  (5,178)    $  (6,598)

Weighted average number of common shares
outstanding-basic income per share             111,978       111,978      117,332       117,332       121,490       121,490

Net profit (loss) per common share           $    0.01     $    0.00    $   (0.02)    $   (0.03)    $   (0.04)    $   (0.05)

                               RECENT DEVELOPMENTS


      On June 16, 1998, the Nasdaq Stock Market, Inc. ("Nasdaq") notified the Company that the Company's Common Stock had failed to maintain a closing bid price of $1.00 or more for the previous thirty (30) consecutive trade dates in accordance with Nasdaq's Marketplace Rule 4450(a)(5). Nasdaq also notified the Company that no delisting action would be initiated at that time and that the Company would be provided ninety (90) calendar days in which to regain compliance with Marketplace Rule 4450(a)(5) which would be achieved if the closing bid price of the shares of the Company's Common Stock equaled or exceeded $1.00 for ten (10) consecutive days before the end of trading on September 14, 1998. In this regard, Nasdaq advised the Company that in the event the Company was unable to achieve compliance, it may seek further procedural remedies. The Company was unable to achieve compliance by September 14, 1998, and on that date delivered its request for a hearing on the matter together with the requested fee to Nasdaq's Hearings Department. Such a hearing is presently scheduled for November 5, 1998. Under Nasdaq's procedures delisting is stayed pending the outcome of the hearing.



      Between July 27, 1998 and August 4, 1998, the Company issued and sold 6,000 shares of its Series D Preferred Stock to six (6) "accredited" investors (the "Investors") in a private placement pursuant to Regulation D of the Securities Act (the "July 1998 Series D Preferred Stock Private Placement"). The Company received net proceeds of $5.2 million from the July 1998 Series D Preferred Stock Private Placement. Provided the Company's stockholders have approved an increase in the authorized Common Stock of the Company from 185,000,000 shares to 255,000,000 shares, which approval was obtained by the Company at its Annual Meeting of Stockholders held on October 20, 1998, the Series D Preferred Stock is convertible into shares of the Company's Common Stock in accordance with the conversion formula (the "Series D Conversion Formula") and other terms and conditions set forth in the subscription agreements relating to the July 1998 Series D Preferred Stock Private Placement (the "July 1998 Series D Subscription Agreements") and the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock (the "Series D Certificate of Designations") establishing the Series D Preferred Stock in accordance with the provisions of the General Corporation Law of the State of Delaware. The conversion terms of the Series D Preferred Stock also provide that in no event shall the conversion price as defined and used in the Series D Conversion Formula (the "Series D Conversion Price") be less than $0.50 per share and in no event shall the Company be obligated to issue more than 12,000,000 shares of its Common Stock in the aggregate in connection with the conversion of the 6,000 shares of Series D Preferred Stock issued in the July 1998 Series D Preferred Stock Private Placement. Accordingly, such 12,000,000 shares of the Company's Common Stock are to be registered under the registration statement containing this prospectus together with 500,000 shares of Common Stock which may be issued to pay the 4% per annum accretion payable on the stated value of such 6,000 shares of Series D Preferred Stock under the Series D Conversion Formula which may be paid in cash or Common Stock of the Company, at the Company's election. See "The Offering" below. The Series D Preferred Stock is also redeemable by the Company in cash or in the Company's

Common Stock in accordance with other terms and conditions set forth in the July 1998 Series D Subscription Agreements and the Series D Certificate of Designations.



      Between July 27, 1998 and August 4, 1998, NCT Audio issued and sold 60 shares of NCT Audio's Series A Convertible Preferred Stock (the "NCT Audio Series A Preferred Stock") to the Investors in a private placement pursuant to Regulation D of the Securities Act (the "1998 NCT Audio Series A Preferred Stock Private Placement"). NCT Audio received net proceeds of $5.2 million from the NCT Audio Series A Preferred Stock Private Placement. Under the terms of the subscription agreements (the "NCT Audio Subscription Agreements"), NCT Audio is required to file a registration statement (the "NCT Audio Registration Statement") covering the resale of all shares of common stock of NCT Audio issuable, upon conversion of the NCT Audio Series A Preferred Stock then outstanding by a date (the "Filing Deadline") which is not later than thirty
(30) days after NCT Audio becomes a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The shares of NCT Audio Series A Preferred Stock become convertible into shares of NCT Audio common stock at any time after the date NCT Audio becomes a "reporting company" under the Exchange Act. The conversion terms of the NCT Audio Series A Preferred Stock also provide that in the event that NCT Audio has not become a "reporting company" under the Exchange Act by December 31, 1998, or the NCT Audio Registration Statement has not been declared effective by the Commission by December 31, 1998, the holders shall be entitled to exchange each share of NCT Audio Series A Preferred Stock for 100 shares of the Company's Series D Preferred Stock and thereafter shall be entitled to all rights and privileges of a holder of the Company's Series D Preferred Stock. Accordingly, if all 60 shares of the NCT Audio Series A Preferred Stock were exchanged for 6,000 shares of the Company's Series D Preferred Stock up to an additional 12,000,000 shares of the Company's Common Stock would become issuable upon the conversion or redemption of such shares of Series D Preferred Stock as described above. Therefore, such additional 12,000,000 shares of the Company's Common Stock are to be registered under the registration statement containing this prospectus together with 500,000 shares of Common Stock which may be issued to pay the 4% per annum accretion payable on the stated value of such 6,000 shares of Series D Preferred Stock under the Series D Conversion Formula which may be paid in cash or Common Stock of the Company, at the Company's election.
See "The Offering" below.



      On July 29, 1998, the Company initiated a plan to repurchase from time to time up to 10 million shares of the Company's Common Stock in the open market pursuant to Rule 10b-18 under the Exchange Act or through block trades. As of October 28, 1998, the Company had repurchased 5,407,100 shares of the Company's Common Stock at per share prices ranging from $0.5156 to $0.6563.



      On August 14, 1998, NCT Audio agreed to acquire substantially all of the business assets of Top Source Automotive, Inc. ("TSA"), a tier one automotive original equipment audio system supplier. On June 11, 1998, NCT Audio paid a non-refundable deposit of $1,450,000 towards the purchase price, which is recorded as an investment in unconsolidated subsidiaries. The total cash purchase price is $10,000,000, and up to $6,000,000 in possible future contingent payments to be paid in either NCT Audio common stock or cash, at the seller's election. The transaction is subject to approval of the shareholders of Top Source Technologies, Inc. ("TST"), TSA's parent company. On July 31,1998, NCT Audio paid TST $2,050,000, to be held in escrow with securities and documentation necessary to represent beneficial ownership of 35% of the total equity rights and interests in TSA, until such time as TST's stockholders approve the sale of the business assets of TSA. Upon such TST stockholder approval, such $2,050,000 will be delivered to TSA and such securities and documentation will be delivered to NCT Audio. If such approval is not obtained, the $2,050,000 will be returned to NCT Audio and the securities and documentation will be returned to TSA. TST's next stockholder meeting is scheduled for December 15, 1998.


      On August 17, 1998, NCT Audio agreed to acquire all of the members' interest in Phase Audio LLC dba Precision Power, Inc. ("PPI"), a supplier of custom automotive audio systems. In consideration, the members of PPI shall receive registered shares of NCT Audio's common stock having an aggregate value of $2,000,000 as calculated using the offering price of such stock in an initial public offering being considered by NCT Audio as a means of raising acquisition funding. NCT Audio also agreed to retire $8.5 million of PPI debt. This acquisition is subject to NCT Audio's receipt of the necessary financing to close the transaction. In addition to the above, on June 17, 1998, NCT Audio provided a working capital loan in the amount of $500,000 to PPI, which is evidenced by a demand promissory note. On August 18,1998, NCT Audio provided an additional working capital loan in the amount of $1,000,000 to PPI, which is also evidenced by a demand promissory note. The unpaid principal balance of these notes bear interest at a rate equal to the prime lending rate plus one percent (1.00%).


      On September 4, 1998, the Company acquired the issued and outstanding common stock of Advancel Logic Corporation ("Advancel") pursuant to a stock purchase agreement dated as of August 21, 1998 (the "Stock Purchase Agreement") among the Company, Advancel and certain shareholders of Advancel (the "Advancel Shareholders"). The consideration for the acquisition of the Advancel common stock consisted of an initial payment of $1.0 million payable by the delivery of 1,786,991 shares of the Company's authorized and unissued Common Stock which shares are to be registered under the registration statement containing this Prospectus (see "The Offering" below) together with future payments, payable in cash or in Common Stock of the Company at the election of the Advancel Shareholders (individually, an "earnout payment" and collectively, the "earnout payments") based on Advancel's earnings before interest, taxes, depreciation and amortization (as defined in the Stock Purchase Agreement) for each of the calendar years 1999, 2000, 2001 and 2002 (individually, an "earnout year" and collectively, the "earnout years"). While each earnout payment may not be less than $250,000 in any earnout year, there is no maximum earnout payment for any earnout year or for all earnout years in the aggregate. To determine the number of shares of the Company's Common Stock issuable in connection with an earnout payment, each earnout payment is to be calculated using the average of the closing prices of the Company's Common Stock for each of the twenty (20) business days following the 21st day after the release of Advancel's audited year-end financials for an earnout year. At that time, Advancel Shareholders will elect to receive payment in cash or Common Stock of the Company. In the event that the Company is unable to cause a registration statement covering the resale of such 1,786,991 shares of the Company's Common Stock to be declared effective by March 15, 1999, and to maintain such registration statement effective for at least thirty (30) days, each Advancel Shareholder shall have the right, until April 15, 1999, to have the Company redeem up to one-third of the initial payment shares acquired by such Advancel Shareholder by paying in cash therefor a sum calculated by using the formula used to determine the number of shares of the Company's Common Stock to be delivered in payment of the initial payment of $1.0 million.


      On October 12, 1998, the Company exchanged 1,000,000 shares of its Common Stock for 266 shares of the common stock of NCT Audio with the holder thereof in an exchange exempt from registration under the Securities Act pursuant to
Section 4(2) thereof (the "October 1998 NCT Audio Common Stock Exchange"). The October 1998 NCT Audio Common Stock Exchange was made in response to the exercise of certain exchange rights granted to purchasers of NCT Audio Common Stock in the NCT Audio Financing as described under "Risk Factors - Possible Future Dilution from Exercise of Outstanding Warrants and Options and Conversion of Convertible Securities" below. Such 1,000,000 shares of the Company's Common Stock are to be registered under the registration statement containing this prospectus. (See "The Offering" below.)



      At the Annual Meeting of Stockholders of the Company held on October 20, 1998, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation changing the name of the Company to "NCT Group, Inc.". Such amendment became effective on October 21, 1998, when the Company filed a Certificate of Amendment to its Restated Certificate of Incorporation in the Office of the Secretary of the State of Delaware pursuant to the requirements of the General Corporation Law of the State of Delaware.

                                  THE OFFERING

      This offering consists of the resale of 1,786,991 shares of Common Stock which were issued by the Company in a private placement exempt from registration under the Securities Act pursuant to Regulation D thereunder on September 4, 1998.


      This offering also consists of the resale of 12,500,000 shares of Common Stock which may be issued upon the conversion of issued and outstanding shares of the Company's Series D Preferred Stock which were issued by the Company in private placements exempt from registration under the Securities Act pursuant to Regulation D thereunder.



      In addition, this offering consists of the resale of 12,500,000 shares of Common Stock which may be issued upon the conversion of authorized but unissued shares of the Company's Series D Preferred Stock which may be issued in exchange for issued and outstanding shares of Series A Convertible Preferred Stock of the Company's subsidiary, NCT Audio, which were issued by NCT Audio in private placements, exempt from registration under the Securities Act pursuant to Regulation D thereunder.



      In accordance with Rule 416 promulgated under the Securities Act, this offering also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Company's Series D Preferred Stock (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions and (ii) by reason of changes in the conversion price or conversion rate of the Company's Series D Convertible Preferred Stock in accordance with the terms thereof.



      In addition, this offering consists of the resale of 1,000,000 shares of Common Stock which were issued by the Company in an exchange for shares of common stock of NCT Audio with the holder thereof on October 12, 1998, which exchange was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof.



      All of the foregoing shares of Common Stock may be offered for sale by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares of Common Stock.

                                  RISK FACTORS

      The shares of Common Stock offered hereby represent a speculative investment and entail elements of risk. The following factors, in addition to the other information included or incorporated by reference herein, should be carefully considered before any decision is made to purchase any of the shares of Common Stock offered hereby.

     RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. Statements in this Prospectus and the documents incorporated herein by reference which are not historical facts are forward-looking statements under provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

     Important factors that could cause actual results to differ materially include but are not limited to the Company's ability to: achieve profitability; maintain the listing of the Company's Common Stock on the NASDAQ National Market System; achieve a competitive position in design, development, licensing, production and distribution of electronic systems for Active Wave Management; produce a cost effective product that will gain acceptance in relevant consumer and other product markets; increase revenues from products; realize funding from technology licensing fees, royalties, product sales, and engineering and development revenues to sustain the Company's current level of operation; timely introduce new products; continue its current level of operations to support the fees associated with the Company's patent portfolio; maintain satisfactory relations with its five customers that accounted for 71% of the Company's revenues in 1997; attract and retain key personnel; prevent invalidation, abandonment or expiration of patents owned or licensed by the Company and expand its patent holdings to diminish reliance on core patents; have its products utilized beyond noise attenuation and control; maintain and expand its strategic alliances; and protect Company know-how, inventions and other secret or unprotected intellectual property.

      Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus and the documents incorporated herein by reference will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the documents incorporated herein by reference, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

      CURRENT FINANCIAL CONDITION; CASH POSITION; CONDITIONAL ADEQUACY OF CURRENTLY AVAILABLE FUNDS TO SUSTAIN COMPANY; POSSIBLE NEED FOR ADDITIONAL FINANCING. Cash and cash equivalents amounted to $5.2 million at June 30, 1998. Management believes that currently available funds may not be sufficient to sustain the Company for the next 12 months. Such funds consist of available cash and cash from the exercise of warrants and options, the funding derived from technology licensing fees, royalties and product sales, and engineering development revenue. As noted in "Subsequent Events" in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998, and under "Recent Developments" above, the Company received $5.2 million net proceeds from the July 1998 Series D Preferred Stock Private Placement. The Company's subsidiary, NCT Audio, also received $5.2 million net proceeds from the 1998 NCT Audio Series A Preferred Stock Private Placement. Continuation as a going concern is dependent upon the level of realization of funding from technology licensing fees and royalties and product sales and engineering and development revenue, all of which are presently uncertain. In the event that technology licensing fees and royalties, product sales, and engineering and development revenue are not realized as planned, then management believes additional working capital financing must be obtained. There is no assurance any such financing is or would become available.


      There can be no assurance that funding will be provided by technology license fees, royalties and product sales and engineering and development revenue. In that event, the Company would have to substantially cut back its level of operations. These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

      NO DIVIDENDS. The Company has never declared nor paid dividends on its common stock and has no present intention to do so.

      GOING CONCERN UNCERTAINTY PARAGRAPH IN REPORT OF INDEPENDENT AUDITORS. The Company expects to continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business and its financial statements have been prepared on that basis. However, this going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations as described in "Current Financial Condition; Cash Position; Conditional Adequacy of Currently Available Funds to Sustain Company; Possible Need for Additional Financing" above.

      The Company's independent auditors issued their report on the Company's consolidated financial statements as of and for the year ended December 31, 1997. Their report contains an explanatory paragraph, which discloses certain factors, which are described in Note 1 to the financial statements covered by the report. This paragraph notes that such factors raise substantial doubt as to the Company's ability to continue as a going concern. See "Experts" below. Prospective investors are urged to read carefully the independent auditors' report as well as the consolidated financial statements of the Company and the notes thereto, which are incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998).

      HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT. The Company incurred a net loss of $9.8 million for the year ended December 31, 1997, and a loss of $3.6 million for the six months ended June 30, 1998. The Company's accumulated deficit at June 30, 1998 was $97.1 million, attributable in substantial part to the costs of developing its proprietary technology. To achieve profitability, NCT must, independently and with strategic allies, successfully develop, manufacture, introduce and market its products in commercial quantities and receive fees and royalties from licensing its proprietary technology.

      LIMITED REVENUES. Although the Company has engaged in marketing activities with regard to the sale or licensing of electronic systems for Active Wave Management including systems that electronically reduce noise and vibration based upon prototypes of such systems, its operating revenues from inception in April 1986 through June 30, 1998, have been limited, aggregating $11.9 million from the sale of such systems, $14.9 million from the licensing of technology relating to such systems and $21.5 million from the performance of engineering and development services, respectively. Although the Company has begun commercial sales of active noise attenuation and other products in a limited number of applications, significant further development will be necessary before many of the Company's potential products will achieve expected commercial end-use applications.


      POSSIBLE FUTURE DILUTION FROM EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS AND CONVERSION OF CONVERTIBLE SECURITIES. On October 6, 1992, the Company adopted a stock option plan (the "1992 Plan") covering 6.0 million shares of the Company's Common Stock and providing for the grant of options to purchase Common Stock of the Company and awards of restricted common stock to employees, officers and directors of the Company. The 1992 Plan was approved by the stockholders at the 1993 Annual Meeting of Stockholders following which said 6.0 million shares were registered under the Securities Act. An amendment to the 1992 Plan adopted by the Option Committee on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting of Stockholders (the "1996 Annual Meeting"), increased the number of shares of Common Stock covered by the 1992 Plan to 10.0 million shares and added active consultants to the Company as persons who are eligible to participate under the 1992 Plan. As of June 30, 1998, the Company has granted options to purchase 19,987,375 shares of Common Stock under the 1992 Plan of which, 12,398,375 are currently exercisable and 7,409,000 will become exercisable in increments through

February 14, 2002. As of June 30, 1998, the Company has also granted 95,000 shares of restricted stock under the 1992 Plan. On January 15, 1998, the Board of Directors further amended the 1992 Plan (the "1998 Amendment"), subject to stockholder approval which was obtained on October 20, 1998, increasing the number of shares of Common Stock covered by the 1992 Plan to 30.0 million shares, adding outside directors of the Company's Board of Directors as persons who are eligible to participate under the 1992 Plan, deleting the formula for grants of awards of restricted Common Stock and options to purchase Common Stock to outside directors and providing for the administration of the 1992 Plan by the Board of Directors of the Company or a committee appointed by the Board of Directors consisting of at least two outside directors. The Company has reserved
30.0 million shares of Common Stock for issuance upon the exercise of options granted under the 1992 Plan and for issuance upon the grant of restricted stock awards under the 1992 Plan. Of such shares, 10.0 million are registered under the Securities Act. The Company plans to register all of such additional 20.0 million shares under the Securities Act. As of June 30, 1998, the Company has granted options to purchase 5,226,000 shares of Common Stock, which became exercisable upon stockholder approval of the 1998 Amendment, and options to purchase an additional 6,904,000 shares of Common Stock which will become exercisable in increments on the later of the date of stockholder approval of the 1998 Amendment and other dates between such date and February 14, 2002, provided the optionee is then employed by or rendering services to the Company.


      On November 15, 1994, the Company adopted and on May 8, 1995 and November 8, 1995 amended the Noise Cancellation Technologies, Inc. Option Plan for Certain Directors (the "Directors Plan"), pursuant to which options to purchase in the aggregate 821,000 shares of Common Stock were granted to two directors of the Company. The Directors Plan was approved by the stockholders at the Company's 1995 Annual Meeting of Stockholders as to options to purchase in the aggregate 725,000 shares of Common Stock. An amendment to the Directors Plan adopted by the Board of Directors on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting, increased the number of shares of Common Stock covered by the Plan to 821,000 shares and made certain minor changes concerning the Plan's administration. The Company has reserved 821,000 shares of Common Stock for issuance upon the exercise of the options granted under the Directors Plan and has registered such 821,000 shares under the Securities Act. As of June 30, 1998, the Company has granted options to purchase 746,000 shares of Common Stock which are currently exercisable under the Directors Plan.

      As of June 30, 1998, the Company has reserved 378,894 shares of Common Stock for issuance upon the exercise of warrants and options granted outside the 1992 Plan and the Directors Plan which the Company has registered under the Securities Act. The Company has also reserved 1,305,500 shares for issuance upon the exercise of warrants granted (i) to an investor in an early 1997 private placement pursuant to Regulation S under the Securities Act (the "Investor Warrant"); and (ii) in partial consideration for services rendered by three placement agents in connection with the 1997 Preferred Stock

Private Placement, described below, by one financial consultant in connection with another financing completed by the Company and by one consultant in connection with the Company's efforts to complete development and licensing agreements with a large European company; and has reserved an additional 100,000 shares for issuance upon the exercise of options granted to two non-employee directors of the Company, subject to the approval of the Company's stockholders.


      On October 22, 1998, the weighted average exercise price for all currently exercisable and outstanding warrants and options was $0.71.



      Between October 10, 1997 and December 4, 1997, NCT Audio raised $4.0 million of equity capital by means of a private placement of 2,145 shares of its common stock pursuant to Regulation D under the Securities Act (the "NCT Audio Financing"). Under the terms of the subscription agreements for the sale and purchase of NCT Audio common stock entered into in connection with this private placement, the purchasers are granted the right commencing 90 days after their purchase of NCT Audio common stock to exchange such common stock for the Company's Common Stock at an exchange ratio which will provide the purchasers a value in the Company's Common Stock equal to the amount paid by the purchasers for NCT Audio common stock in accordance with an agreement between such purchasers and the Company. However, the purchasers may not exercise this exchange right if a registration statement of NCT Audio for an initial public offering of NCT Audio common stock is filed with the SEC within 90 days of the delivery of the purchase price for the NCT Audio common stock by the purchasers thereof, but such exchange right is renewed if such registration statement does not become effective within 180 days after such purchase price delivery. Purchasers of $1.7 million in the aggregate of NCT Audio common stock have agreed to extend such periods from 90 days to 150 days and from 180 days to 240 days, respectively. No such registration statement was filed by the Company within said 150 day period. The Company is under no obligation to register any of the shares of the Company's Common Stock which may be issued in connection with the exercise of the foregoing exchange right although such Common Stock of the Company may be sold pursuant to an applicable exemption from registration. As noted under "Recent Developments" above the Company has issued 1,000,000 shares of its Common Stock in exchange for 266 shares of NCT Audio common stock in the October 1998 NCT Audio Common Stock Exchange, and such 1,000,000 shares of the Company's Common Stock are to be registered under the registration statement containing this prospectus notwithstanding such registration was not required under the terms of the NCT Audio Financing. Because the exchange ratio is determined by using 80% of the average closing bid price of the Company's Common Stock over the five day trading period immediately preceding such date the exchange right is exercised, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued if all of the remaining purchasers of NCT Audio common stock elected to fully exercise their exchange rights. If all of the remaining purchasers of the $3.5 million in the aggregate of NCT Audio common stock purchased pursuant to the foregoing private placements, become entitled to exercise such exchange right and do so at a time when the average closing bid price of the Company's Common Stock for the five trading days immediately preceding the date on which the exchange right was exercised was the same as it was on October 22, 1998 ($0.4688 per share) the Company would be required to issue 9.3 million shares of its Common Stock. No assurance can be made that the price of the Company's Common Stock will not be significantly lower than $0.4688 per share in which event a significant number of additional shares of the Company's Common Stock would be issued in connection with such exchange.



      Between November 3, 1997 and December 11, 1997 the Company issued and sold 13,250 shares of its Series C Convertible Preferred Stock (the "Series C Preferred Stock") in a private placement pursuant to Regulation D of the Securities Act (the "1997 Series C Preferred Stock Private Placement"). The Series C Preferred Stock is convertible into shares of the Company's Common Stock in accordance with the conversion formula (the "Series C Conversion Formula") and other terms and conditions set forth in the subscription agreements relating to the 1997 Series C Preferred Stock Private Placement. The conversion terms of the Series C Preferred Stock also provide that in no event shall the average closing bid price referred to in the Series C Conversion Formula be less than $0.625 per share and in no event shall the Company be obligated to issue more than 26.0 million shares of its Common Stock in the aggregate in connection with the conversion of the Series C Preferred Stock. The Series C Preferred Stock is also redeemable by the Company in cash or in the Company's Common Stock in accordance with other terms and conditions set forth in such subscription agreements. Because the calculations required to determine the number of shares of the Company's Common Stock to be issued upon conversion or redemption of the Series C Preferred Stock will be based upon the length of time the Series C Preferred Stock is held as well as the lesser of (x) 120% of the five (5) day average closing bid price of Common Stock immediately prior to the closing date of the purchase of the Series C Preferred Stock being converted or (y) 20% below the five (5) day average closing bid price of Common Stock immediately prior to the conversion date thereof, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued upon any such conversion or redemption. All 13,250 shares of the Series C Preferred Stock were issued when the average closing bid price of the Company's Common Stock for the five trading days immediately preceding issuance was higher than the minimum conversion price ($0.625). Therefore under the Series C Conversion Formula if all 13,250 shares of the Series C Preferred Stock were converted or redeemed one year following the issuance thereof and the average closing bid price of the Company's Common Stock for the five trading days immediately preceding the conversion or redemption date was equal to or below $0.625, the Company would be required to issue 27.6 million shares of its Common Stock except that under the terms of conversion as set forth in the subscription agreements and in the Certificate of Designations Preferences and Rights of the Series C Preferred Stock establishing the Series C Preferred Stock in accordance with the provisions of the General Corporation Law of the State of Delaware, the Company is not obligated to issue more than 26.0 million shares of its Common Stock in the aggregate in connection with the conversion of the Series C Preferred Stock. As of October 27, 1998, 10,850 shares of the Series C Preferred Stock have been converted to 20,665,000 shares of Common Stock and 2,400 shares of Series C Preferred Stock remain outstanding.

      On June 10, 1998, the Board of Directors of the Company approved and declared advisable an amendment to the Company's Restated Certificate of Incorporation to increase the number of shares of Common Stock, which the Company shall be authorized to issue by 70,000,000 shares from 185,000,000 to 255,000,000 shares subject to the approval of the Company's stockholders. Such approval was obtained at the Company's Annual Meeting of Stockholders on October 20, 1998. Of such additional shares of Common Stock, 20,000,000 shares have been reserved for issuance under the 1998 Amendment to the 1992 Plan described above, stockholder approval for which was also obtained at the October 20, 1998 Annual Meeting. The remaining 50,000,000 of such shares will be available for acquisitions, public or private financings involving Common Stock or preferred stock or other securities convertible into Common Stock, stock splits and dividends, other present and future employee benefit programs and other corporate purposes.



      Between July 27,1998 and August 4, 1998, the Company issued and sold 6,000 shares of its Series D Preferred Stock in the July 1998 Series D Preferred Stock Private Placement. Upon the Company's stockholders approval of an increase in the authorized Common Stock of the Company from 185,000,000 to 255,000,000 shares at the Annual Meeting of Stockholders held on October 20, 1998, the Series D Preferred Stock became convertible into shares of the Company's Common Stock in accordance with the Series D Conversion Formula and other terms and conditions set forth in the July 1998 Series D Subscription Agreements and the Series D Certificate of Designations. The conversion terms of the Series D Preferred Stock also provide that in no event shall the Series D Conversion Price as defined and used in the Series D Conversion Formula be less than $0.50 per share and in no event shall the Company be obligated to issue: (i) more than 12,000,000 shares of its Common Stock in the aggregate in connection with the conversion of the 6,000 shares of Series D Preferred Stock issued in the July 1998 Series D Preferred Stock Private Placement; or (ii) more than 12,000,000 additional shares of Common Stock in the aggregate in connection with the conversion of the 6,000 shares of Series D Preferred Stock issuable in exchange for NCT Audio Series A Preferred Stock under the circumstances described in the paragraph below. The conversion terms also provide for the payment of 4% per annum accretion on the stated value of the Series D Preferred Stock upon conversion which may be paid, at the Company's election, in Common Stock or cash in accordance with the Series D Conversion Formula. The Series D Preferred Stock is also redeemable by the Company in cash or in the Company's Common
Stock in accordance with other terms and conditions set forth in the Series D Subscription Agreements and the Series D Certificate of Designations. Because the calculations required to determine the number of shares of the Company's Common Stock to be issued upon conversion or redemption of the Series D Preferred Stock will be based upon the length of time the Series D Preferred Stock is held as well as the greater of the Series D Conversion Price (which is determined by the five consecutive trading day average closing bid price of Common Stock immediately prior to the conversion date of the Series D Preferred Stock being converted subject to adjustment) or $0.50, it is not possible to accurately determine the maximum number of shares of the Company's Common Stock that would be issued upon any such conversion or redemption. However, under the terms of conversion as set forth in the Series D Certificate of Designations, the Company is not obligated to issue more than 24,000,000 shares of its Common Stock in the aggregate in connection with the conversion of the Series D Preferred Stock as contemplated under this and the paragraph below. Although, the Company may elect to issue more than that amount in payment of all or part of the applicable 4% per annum accretion on the stated value of the Series D Preferred Stock payable upon the conversion thereof.


      Between July 27, 1998 and August 4, 1998, NCT Audio issued and sold 60 shares of NCT Audio Series A Preferred Stock in the 1998 NCT Audio Series A Preferred Stock Private Placement. Under the terms of the NCT Audio Subscription Agreements, NCT Audio is required to file the NCT Audio Registration Statement covering the resale of all shares of common stock of NCT Audio issuable, upon conversion of the NCT Audio Series A Preferred Stock then outstanding by the Filing Deadline which is not later than thirty (30) days after NCT Audio becomes a "reporting company" under the Exchange Act. The shares of NCT Audio Series A Preferred Stock become convertible into shares of NCT Audio common stock at any time after the date NCT Audio becomes a "reporting company" under the Exchange Act. The conversion terms of the NCT Audio Series A Preferred Stock also provide that in the event that NCT Audio has not become a "reporting company" under the Exchange Act by December 31, 1998, or the NCT Audio Registration Statement has not been declared effective by the Commission by December 31, 1998, the holders shall be entitled to exchange each share of NCT Audio Series A Preferred Stock for 100 shares of the Company's Series D Convertible Preferred Stock and thereafter shall be entitled to all rights and privileges of a holder of the Company's Series D Preferred Stock. Accordingly, if all 60 shares of the NCT Audio Series A Preferred Stock were exchanged for 6,000 shares of the Company's Series D Convertible Preferred Stock up to an additional 12,000,000 shares of the Company's Common Stock would become issuable upon the conversion or redemption of such shares of Series D Convertible Preferred Stock as described above.


      On September 4, 1998, the Company acquired the issued and outstanding common stock of Advancel pursuant to the Stock Purchase Agreement among the Company, Advancel and the Advancel Shareholders.



      The consideration for the acquisition of the Advancel common stock consisted of an initial payment of $1.0 million payable by the delivery of 1,786,991 shares of the Company's authorized and unissued Common Stock which shares are to be registered under the registration statement containing this Prospectus, together with future payments, payable in cash or in Common Stock of the Company at the election of the Advancel Shareholders (individually, an "earnout payment" and collectively, the "earnout payments") based on Advancel's earnings before interest, taxes, depreciation and amortization (as defined in the Stock Purchase Agreement) for each of the calendar years 1999, 2000, 2001 and 2002 (individually, an "earnout year" and collectively, the "earnout years"). While each earnout payment may not be less than $250,000 in any earnout year, there is no maximum earnout payment for any earnout year or for all earnout years in the aggregate. To determine the number of shares of the Company's Common Stock issuable in connection with an earnout payment, each earnout payment is to be calculated using the average of the closing prices of the Company's Common Stock for each of the twenty (20) business days following the 21st day after the release of Advancel's audited year-end financials for an earnout year. At that time, Advancel Shareholders will elect to receive payment in cash or Common Stock of the Company.



      On October 12, 1998, the Company exchanged 1,000,000 shares of its Common Stock for 266 shares of the common stock of NCT Audio with the holder thereof in the October 1998 NCT Audio Common Stock Exchange. The October 1998 NCT Audio Common Stock Exchange was made in response to the exercise of certain exchange rights granted to purchasers of NCT Audio Common Stock in the NCT Audio Financing as described above in the fifth (5th) paragraph of this risk factor.



      The possibility of the sale of the shares of Common Stock described in the preceding paragraphs of this "risk factor", all of which (except the shares issuable upon the exercise of the Investor Warrant, the shares described in the paragraph relating to the NCT Audio Financing and shares in excess of 1,000,000 shares of Common Stock which the Company may elect to issue in payment of the 4% per annum accretion payable upon the conversion of the Series D Preferred Stock as described in the paragraph relating to the issuance of the Series D Preferred Stock) the Company plans to register for resale under the Securities Act to the extent they are not now so registered or exempt from the registration requirements of the Securities Act, may adversely affect the market price of the Company's Common Stock.


      MATERIAL DEPENDENCE UPON CERTAIN PATENT AND TRADEMARK RIGHTS; UNCERTAIN PROPRIETARY PROTECTION. No assurance can be given as to the range or degree of protection any patent or trademark issued to, or licensed by, the Company will afford or that such patents, trademarks or licenses will provide protection that has commercial significance or will provide competitive advantages for the Company's products. No assurance can be given that the Company's owned or licensed patents or trademarks will afford protection against competitors with similar technology or trademarks, or that others will not obtain patents claiming aspects similar to those covered by the Company's owned or licensed patents or patent applications. No assurance exists that the Company's owned or licensed patents or trademarks will not be challenged by third parties, invalidated, rendered unenforceable or designed around. Furthermore, there can be no assurance that any pending patent or trademark applications or applications filed in the future will result in the issuance of a patent or trademark. The invalidation or expiration of patents or trademarks owned or licensed by the Company and believed by the Company to be commercially significant could permit increased competition, with potential adverse effects on the Company and its business prospects. Although the Company intends to file for extensions to certain patents, the Company can make no assurances that the U.S. or foreign government patent authorities will grant such extensions.

      The Company has conducted only limited patent and trademark searches and no assurances can be given that patents or trademarks do not exist or will not be issued in the future that would have an adverse effect on the Company's ability to market its products or maintain its competitive position with respect to its products. Substantial resources may be required to obtain and defend patent and trademark rights to protect present and future technology and trademarks of the Company.


      There has also been an inquiry regarding the product design configuration of one of the Company's products as it relates to a patent held by another company. Another competitor has implied that a possible conflict exists between the Company's application of certain of its technology and a patent recently allowed to the competitor and that the Company's use of what the Company believes is a generic phrase conflicts with a trademark which the competitor has applied for. The Company believes that such claims and inquiry are without merit and intends to oppose them vigorously. Moreover, if such inquiry proves to have any merit, the Company believes it could, without significant cost, modify its product design configuration so as to avoid infringement. The Company does not believe that any damages or costs it may incur as a result of such claims or inquiry would have a material adverse effect on the financial condition of the Company. Notices of opposition have been filed with respect to two of NCT Audio's applications for trademarks for use with audio speakers and audio speaker grilles. The Company and NCT Audio believe that said oppositions are without merit and NCT Audio intends to prosecute its trademark applications vigorously. However, if NCT Audio's applications are denied on the basis of said oppositions, NCT Audio could be required to obtain a license to use the subject trademarks or refrain from using said trademarks and adopt other marks either of which could involve significant expense for NCT Audio but neither of which would have a long-term material effect on NCT Audio's or the Company's operating results.


      The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors, but no assurances can be made that Company know-how, inventions and other secret or unprotected intellectual property will not be disclosed to third parties by such persons.

      RAPID TECHNOLOGICAL CHANGE. Active Wave Management is an evolving industry, characterized by rapid technological change. The Company intends to engage continually in research and development activities, including the improvement of current products and development of new products. There can be no assurance, however, that active noise and vibration attenuation or other applications of Active Wave Management will be accepted by the commercial marketplace, that the introduction of new products or the development of new technologies by others will not render the Company's products obsolete or unmarketable, or that the Company will be able to hire and retain adequate research personnel or be able to finance research activities in this regard.

      RELIANCE UPON STRATEGIC ALLIANCES; COMMERCIAL ACCEPTANCE OF END-PRODUCTS. The Company and certain of its wholly owned subsidiaries have entered into agreements to establish strategic alliances related to the design, development, manufacture, marketing and distribution of its electronic systems and products containing such systems. These agreements generally provide that the Company license its technology and contribute a nominal amount of initial capital and that the other party provide substantially all of the funding to support the alliance. In exchange for this funding, the other party generally receives a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. At June 30, 1998, there were no preferred distributions due to joint venture partners from future profits of the joint ventures.

      The Company conducts its marketing efforts primarily by identifying specific market segments for active noise and vibration attenuation and other Active Wave Management products and, thereafter, seeking to establish strategic alliances with major domestic and international business concerns to support product development, and to manufacture and distribute products for such market segments. The Company's ability to enter into new markets is materially dependent upon determinations by such concerns that the Company's products are suitable for use in their respective end-products, and on the ability and willingness of those concerns to market such products successfully. During 1995, 1996 and 1997 active headset product sales did not increase at the rate previously anticipated and orders for active vehicular mufflers, kitchen exhaust and HVAC fan quieting systems and industrial headsets were not received at volumes or within time frames that had been anticipated by the Company.

      The Company arranges for the supply of actuators, integrated circuits and other electronic components for its active control systems through alliances with manufacturers the Company believes will serve as dependable sources of supply. The Company makes no assurances that these concerns will meet the Company's and its customers' needs for quality components in sufficient quantities at commercially reasonable prices.

      CUMULATIVE LOSSES IN JOINT VENTURES. When the Company's share of cumulative losses in a strategic alliance exceeds its investment and the Company has no obligation to fund such additional losses, the Company suspends applying the equity method of accounting for its investment in such alliance. The estimated aggregate amount of losses in the Company's strategic alliances in excess of the Company's investments which has not been recorded was not considered material at June 30, 1998. The Company will not be able to record any equity in income with respect to an entity until its share of future profits is sufficient to recover any cumulative losses that have not previously been recorded.

      DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL. The Company's operations are, and for the proximate future will be, materially dependent upon the efforts of its executive officers and key technical employees, all of whom serve the Company on a full-time basis but none of whom are contractually obligated to remain in the Company's employ for any material term. Moreover, the Company's growth and expansion into new product applications could require additional expertise in areas such as manufacturing, marketing and distribution, which would place increased demands on the Company's resources and would require the addition of new personnel and the development of additional expertise by existing personnel. Certain academic consultants serve the Company on a part-time basis, and could terminate their relationship with the Company at any time.

      Certain employees and consultants of the Company have been approached by the Company's competitors, and no assurances can be given that the competition will not successfully recruit such personnel. The loss of key personnel or the failure to recruit necessary additional personnel could impede the achievement of the Company's development, commercialization and marketing objectives.

      POSSIBLE RISKS ASSOCIATED WITH AGREEMENTS WITH RELATED PARTIES; COMMISSIONS AND EXCLUSIVE DISTRIBUTORSHIPS. In 1993 the Company entered into four agreements with QuietPower Systems, Inc. ("QSI") (formerly Active Acoustical Solutions, Inc.) and in 1994 entered into a fifth agreement with QSI. QSI is 33% owned by Environmental Research Information, Inc. ("ERI") and 2% owned by Jay M. Haft, Chairman of the Board of Directors of the Company. Michael
J. Parrella, President of the Company owns approximately 12% of the outstanding capital of ERI and Mr. Haft shares investment control over an additional 24% of the outstanding capital of ERI. Under these agreements, QSI is given rights to market certain of the Company's products and technologies to electric and/or natural gas utilities and for use in or with feeder bowls. In one of these agreements, QSI's rights are on an exclusive basis so long as QSI meets certain performance criteria relating to marketing efforts and sales performance. Under one of these agreements, QSI is entitled to receive a sales commission equal to 129% of QSI's marketing expenses attributable to the marketing of the products in question, which expenses are to be deemed to be the lesser of QSI's actual expenses or 35% of the revenues received by the Company from the sale of such products. Commissions and fees payable under all of the other agreements are in accordance with the Company's standard terms and conditions and do not exceed 6%. As of the date of this Prospectus, the Company has not been required to pay any commissions to QSI under these agreements.

      In March 1995, the Company entered into a Master Agreement with QSI under which QSI was granted an exclusive worldwide license under certain NCT patents and technical information to market, sell and distribute transformer quieting products, turbine quieting products and certain other products in the utility industry. Under the Master Agreement, QSI is to fund development of the products by the Company and the Company is to manufacture the products. However, QSI may obtain the right to manufacture the products under certain circumstances including NCT's failure to develop the products or the failure of the parties to agree on certain development matters. In consideration of the rights granted under the Master Agreement, QSI is to pay the Company a royalty of 6% of the gross revenues received from the sale of the products and 50% of the gross revenues received from sublicensing the rights granted to QSI under the Master

Agreement after QSI has recouped 150% of the costs incurred by QSI in the development of the products in question. The Company is obligated to pay similar royalties to QSI on its sale of the products and the licensing of rights covered under the Master Agreement outside the utility industry and from sales and licensing within the utility industry in the Far East. In addition to the foregoing royalties, QSI is to pay an exclusivity fee to the Company of $750,000; $250,000 of which QSI paid to the Company in June 1994. The balance is payable in equal monthly installments of $16,667 beginning in April 1995. QSI's exclusive rights become non-exclusive with respect to all products if it fails to pay any installment of the exclusivity fee when due and QSI loses such rights with respect to any given product in the event it fails to make any development funding payment applicable to that product. The Master Agreement supersedes all other agreements relating to the products covered under the Master Agreement, including those agreements between the Company and QSI described above.

      Immediately following the execution to the Master Agreement, the Company and QSI entered into a letter agreement providing for the termination of the Master Agreement at the Company's election if QSI did not pay approximately $500,000 in payables then owed to the Company by May 15, 1995.

      In April 1995, the Company and QSI entered into another letter agreement under which QSI agreed to forfeit and surrender the five year warrant to purchase 750,000 shares of the Company's Common Stock issued to QSI under the first Marketing Agreement described above. In addition, the $500,000 balance of the exclusivity fee provided for under the Master Agreement was reduced to $250,000 to be paid in 30 monthly installments of $8,333 each and the payment of the indebtedness to be paid under the letter agreement described in the proceeding paragraph was revised to be the earlier of May 15, 1996, or the date of closing of a financing of QSI in an amount exceeding $1.5 million, whichever first occurs. Such indebtedness was to be evidenced by a promissory note, non-payment of which would constitute an event of termination under the Master Agreement.

      In May, 1996, the Company and QSI entered into another letter agreement extending the time by which the payments from QSI to the Company under the April 1995 letter agreement described above were to be made. Under the letter the payment of certain arrearages in the payment of the exclusivity fee was to be made not later than June 15, 1996, with the balance continuing to be payable by monthly payments of $8,333 and as provided in the May 1995 letter agreement. In addition the payment of the other indebtedness owed by QSI to the Company was to be paid by a payment of $25,000 at the time QSI obtained certain anticipated financing with the balance paid by monthly payments of $15,000 each. Default in QSI's timely payment of any of the amounts specified in the May 21, 1996 letter agreement was to cause the immediate termination of the Master Agreement and all rights granted to QSI thereunder.

      On April 9, 1997, the Company and QSI entered into another letter agreement revising the payment schedule set forth in the May 21, 1996 letter agreement applicable to the payment of the indebtedness owed to the Company by QSI other than the unpaid portion of the exclusivity fee. Under the revised schedule, the full amount of such indebtedness is to be paid by an initial payment of $125,000 on or before April 21, 1997, and a second payment of $200,000 upon the closing of a proposed financing in June 1997 or on January 1, 1998, whichever first occurs. The Company is also entitled to receive 15% of any other financing obtained by QSI in the interim as well as interest at the rate of 10% per annum on the unpaid amount of such indebtedness from July 1, 1997. The letter agreement also provides for the continuation of QSI's payment of $11,108 by April 21, 1997, for headset products sold by the Company to QSI in 1996. In the event of a default in QSI's timely payment of any of the amounts specified in the April 9, 1997 letter agreement, the Company has the right to cause the termination of the Master Agreement and all rights granted by QSI thereunder upon 10 days notice of termination to QSI.

      As of June 30, 1998, QSI has paid all installments due and payable for the exclusivity fee, and still owes the Company $239,000 which was due on January 1, 1998, and is fully reserved by the Company, and, other than as described above, as of the date of this Prospectus, owes no other amounts to the Company. The Company has been informed by QSI that QSI's failure to pay such $239,000 is attributable to a shortage of cash and other liquid assets.

      The Company believes that the terms of its agreements with QSI are comparable to those that it could have negotiated with other persons or entities.

     COMPETITION. The Company is aware of a number of direct competitors in the field of Active Wave Management. Indirect competition also exists in the field of passive sound and vibration attenuation. The Company's principal competitors in active control systems include Andrea Electronics Corporation, Bose Corporation, Digisonix (a division of Nelson Industries, Inc.), Group Lotus PLC and Lotus Cars Limited, Lord Corporation, Matsushita Electric Industrial Co., Ltd., Sennheiser Electronic Corp. and Sony Corporation, among others. The Company's principal competitors in other fields of Active Wave Management include IBM Corporation, Lucent Technologies, Inc. and Texas Instruments, Incorporated. To the Company's knowledge, each of such entities is pursuing its own technology in active control systems, either on its own or in collaboration with others, and has recently commenced attempts to commercially exploit such technology. NCT also believes that a number of other large companies, such as the major domestic and foreign communications, computer, automobile and appliance manufacturers, and aircraft parts suppliers and manufacturers, have research and development efforts underway in Active Wave Management and active noise and vibration control. Many of these companies, as well as the Company's potential competitors in the passive sound and vibration attenuation field and other entities which could enter the active noise and vibration attenuation field and other fields of Active Wave Management as the industry develops, are well established and have substantially greater management, technical, financial, marketing and product development resources than the Company.

      NASDAQ/NMS LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock currently is quoted on the

National Association of Securities Dealers, Inc. Automated Quotation National Market System ("NASDAQ/NMS"). The NASDAQ/NMS has adopted quantitative maintenance criteria for continued listing by the NASDAQ/NMS under which the Company is required, among other things, to maintain: (i) net tangible assets of $4.0 million; and (ii) a market value of publicly held shares of $5.0 million. In addition, for continued listing the Company's Common Stock must have a minimum bid price of $1.00. A failure to meet the continued inclusion requirements for minimum bid price is determined to exist if the deficiency continues for a period of 30 consecutive business days. From April 30, 1998, through June 15, 1998, the minimum bid price for the Company's Common Stock as quoted on the NASDAQ/NMS was below $1.00. On June 16, 1998, the Company was notified by Nasdaq of such a thirty (30) day deficiency and that the Company would have a period of ninety (90) calendar days from such notification to achieve compliance with the continued inclusion standard. Compliance can be achieved by meeting the standard for a minimum of ten (10) consecutive business days during the ninety (90) day compliance period. On June 30, 1998, the amount of the Company's net tangible assets was approximately $12.2 million and the market value of its publicly held shares was $98.2 million. Management believes the Company will be able to maintain net tangible assets of at least $4.0 million at least through the year 1998 although no assurance can be given that circumstances will not occur which will cause the Company's net tangible assets to fall below $4.0 million before that time. See "Current Financial Condition; Cash Position; Conditional Adequacy of Currently Available Funds to Sustain Company; Possible Need for Additional Financing", "Going Concern Emphasis Paragraph in Accountants' Opinion", and "Limited Revenues" above. Because the price of the Company's Common Stock is dependent on numerous market factors not within the Company's control, management is unable to express an opinion of the likelihood that the market value of publicly held shares of the Company's Common Stock will fall below $5.0 million which would occur if the number of publicly held shares of the Company's Common Stock was the same number as existed on October 22, 1998 (142,508,018 shares) and the price per share fell below $0.0351. On October 22, 1998, the price per share of the Company's Common Stock was $0.4688. On June 16, 1998, Nasdaq notified the Company that the Company's common stock had failed to maintain a closing bid price of $1.00 or more for the previous thirty (30) consecutive trade dates in accordance with Nasdaq's Marketplace Rule 4450(a)(5). Nasdaq also notified the Company that no delisting action would be initiated at that time and that the Company would be provided ninety (90) calendar days in which to regain compliance with Marketplace Rule 4450(a)(5) which would be achieved if the closing bid price of the shares of the Company's common stock equaled or exceeded $1.00 for ten (10) consecutive days before the end of trading on September 14, 1998. In this regard Nasdaq advised the Company that in the event the Company was unable to achieve compliance, it may seek further procedural remedies. The Company was unable to achieve compliance by September 14, 1998, and on that date delivered its request for a hearing on the matter together with the requested fee to Nasdaq's Hearings Department. Such a hearing is presently scheduled for November 5, 1998. Under Nasdaq's procedures delisting is stayed pending the outcome of the hearing.

      Failure of the Company to continue to meet the maintenance requirements could result in the Common Stock losing its NASDAQ/NMS designation. The NASDAQ/NMS provides brokers and others with immediate access to the best bid and asked prices and other information about the Common Stock during each trading day. If the Company were to lose its NASDAQ/NMS designation, real-time price information for the Common Stock might cease to be available. As a result, a stockholder might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. In addition, if the Company were to lose the NASDAQ/NMS designation, the Common Stock might no longer qualify as a "margin security" as defined by the Federal Reserve Board.

      If the Company were to lose its NASDAQ/NMS designation and, at any time following the loss of such designation, did not have either (i) net tangible assets in excess of $2.0 million or (ii) average revenue of at least $6.0 million for the last three years, the Common Stock could become subject to the Commission's "penny stock" rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities designated as penny stocks to persons other than established customers and certain types of accredited investors. For transactions covered by the penny stock rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The rules also require disclosure by the broker-dealer of commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. If the broker-dealer is the sole market-maker for the penny stock, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the customer's account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by the penny stock rules may discourage broker-dealers from effecting transactions in penny stocks. Thus, if the Common Stock were to fall within the definition of a penny stock, the liquidity of the Common Stock could be reduced and there could be a material effect on the trading market for the Common Stock.

      POSSIBLE VOLATILITY OF COMMON STOCK. The market prices for securities of emerging and high-technology companies have historically been highly volatile. Future announcements concerning the Company or its competitors could have a significant impact on the market price of the Common Stock.


      BLANK CHECK PREFERRED STOCK. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock. The Company is authorized to issue 10.0 million shares of Preferred Stock, 25,250 shares of which have been designated to date. At October 22, 1998 there were 8,400 shares issued and outstanding. The issuance of Preferred Stock in the future could discourage or impede a tender offer, proxy contest or other similar transaction involving a potential change in control of the Company, which transaction might be viewed favorably by other shareholders. Management is not aware of any efforts to acquire control of or take over the Company.

      RISKS ASSOCIATED WITH YEAR 2000. The Company believes the cost of administrating its Year 2000 Compliance program will not have a material adverse impact on future earnings. However, the potential costs and uncertainties associated with any Year 2000 Compliance program will depend on a number of factors, including software, hardware and the nature of the industry in which the Company, its subsidiaries, suppliers and customers operate. In addition, companies must coordinate with other entities with which they electronically interact, such as customers, suppliers, financial institutions, etc. The Company estimates that potential costs will not exceed $0.1 million.

      Although the Company's evaluation of its systems is still in process, there has been no indication that the Year 2000 Compliance issue, as it relates to internal systems, will have a material impact on future earnings. While the Company is not aware of any material Year 2000 Compliance issues at its customers and suppliers, such potential problems remain a possibility and could have a material adverse impact on the Company's future results. The Company estimates completion of the evaluation process by June 30, 1999.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has not determined whether the above pronouncements will have a significant effect on the information presented in its financial statements.

     LITIGATION. On or about June 15, 1995, Guido Valerio filed suit against the Company in the Tribunal of Milan, Milan, Italy. The suit requests the Court to award judgment in favor of Mr. Valerio as follows: (i) establish and declare that a proposed independent sales representation agreement submitted to Mr. Valerio by the Company and signed by Mr. Valerio but not executed by the Company was made and entered into between Mr. Valerio and the Company on June 30, 1992;
(ii) declare that the Company is guilty of breach of contract and that the purported agreement was terminated by unilateral and illegitimate withdrawal by the company; (iii) order the Company to pay Mr. Valerio $30,000 for certain amounts alleged to be owing to Mr. Valerio by the Company; (iv) order the Company to pay commissions to which Mr. Valerio would have been entitled if the Company had followed up on certain alleged contacts made by Mr. Valerio for an amount to be assessed by technicians and accountants from the Court Advisory Service; (v) order the Company to pay damages for the harm and losses sustained by Mr. Valerio in terms of loss of earnings and failure to receive due payment in an amount such as shall be determined following preliminary investigations and the assessment to be made by experts and accountants from the Court Advisory Service and in any event no less than 3 billion Lira ($18.9 million); and (vi) order the Company to pay damages for the harm done to Mr. Valerio's image for an amount such as the judge shall deem equitable and in case for no less than 500 million Lira ($3.1 million). The Company retained an Italian law firm as special litigation counsel to the Company in its defense of this suit. On March 6, 1996, the Company, through its Italian counsel, filed a brief of reply with the Tribunal of Milan setting forth the Company's position that: (i) the Civil Tribunal of Milan is not the proper venue for the suit, (ii) Mr. Valerio's claim is groundless since the parties never entered into an agreement, and (iii) because Mr. Valerio is not enrolled in the official Register of Agents, under applicable Italian law Mr. Valerio is not entitled to any compensation for his alleged activities. A preliminary hearing before the Tribunal was held on May 30, 1996, certain pretrial discovery has been completed and a hearing before a Discovery Judge was held on October 17, 1996. Submissions of the parties final pleadings were to be made in connection with the next hearing which was scheduled for April 3, 1997. On April 3, 1997, the Discovery Judge postponed this hearing to May 19, 1998, due to a reorganization of all proceedings before the Tribunal of Milan. At the hearing on May 19, 1998, the Discovery Judge established dates for the parties to submit final pleadings and set September 22, 1998 as the date to send the case before the Tribunal of Milan sitting in full bench. As of October 27, 1998, the Company had not been informed of any decision by the Tribunal. Management is of the opinion that the lawsuit is without merit and will contest it vigorously. In the opinion of management, after consultation with outside counsel, resolution of this suit should not have a material adverse effect on the Company's financial position or operations. However, in the event that the lawsuit does result in a substantial final judgment against the Company, said judgment could have a severe material effect on quarterly or annual operating results.


      On June 10, 1998, Schwebel Capital Investments, Inc. ("SCI") filed suit against the Company and Michael J. Parrella, President, Chief Executive Officer and a Director of the Company, in the Circuit Court for Anne Arundel County, Maryland. The summons and complaint in the suit were served on the Company and Mr. Parrella on June 24, 1998. The complaint alleges the Company breached, and Mr. Parrella interfered with, a purported contract entered into "in 1996" between the Company and SCI under which SCI was to be paid commissions by the Company when the Company received capital from investors who purchased debentures or convertible preferred stock of the Company during a period presumably commencing on the date of the alleged contract and allegedly extending at least to May 1, 1998. In this regard, the complaint alleges that SCI by virtue of a purported right of first refusal that the Company did not honor, is entitled to commissions totaling $1,500,000 in connection with the Company's sale of $13,300,000 of preferred stock and a subsidiary of the Company's sale of $4,000,000 of stock convertible into stock of the Company. In the complaint SCI demands judgment against the Company for compensatory damages of $1,673,000, punitive damages of $50,000 and attorneys' fees of $50,000 and demands judgment against Mr. Parrella for compensatory damages of $150,000, punitive damages of $500,000 and attorneys' fees of $50,000 as well as unspecified other appropriate relief. The Company has filed two motions seeking to strike or dismiss certain claims contained in plaintiff's complaint and amended complaint and is awaiting the Court's decision. For this reason and because no discovery has taken place, the Company is unable to assess the likelihood of an adverse result. Management, however, believes it has meritorious defenses and intends a vigorous defense of this suit. However, in the event this suit does result in a substantial final judgment against the Company, said judgment could have a severe material effect on quarterly or annual operating results.

                                 USE OF PROCEEDS


      All of the shares of Common Stock offered hereby are being offered by the Selling Stockholders and the Company will not receive any of the proceeds from their sale. The expenses payable by the Company in connection with this registration statement are estimated to be $34,504. There are no other material incremental expenses attributable solely to the issuance and distribution of the above described shares.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the Selling Stockholders. The shares of Common Stock set forth therein have been included in the Registration Statement of which this Prospectus forms a part pursuant to registration commitments afforded to the Selling Stockholders by contractual obligations. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.


                                                                                                             Beneficial
                                                                                                             Ownership
                                                                        Beneficial                           of Shares
                                                                        Ownership        Number of           of Common
                                                                        of Shares        Shares of          Stock After
                                                                        of Common         Common               Giving
                                                     Relationship        Stock at          Stock             Effect to
                                                         With           October 22,       Offered             Proposed
       Name of Selling Stockholder                    The Company          1998          For Sale               Sale
       ---------------------------                    -----------          ----          --------               ----
Advantage Bermuda Fund, Ltd.                                               312,500         312,500(4)                -
Alliance Advisory Partners, LLC                                            389,348          89,348             300,000
Atlantis Capital Fund, Ltd.                                              5,213,269       3,854,167(1)(4)     1,359,102
Augustine Capital Management                                             1,000,000       1,000,000                   -
Prakash Bhalerao                                                            40,939          40,939                   -
Canadian Advantage Limited Partnership                                   2,169,049       1,041,667(4)        1,127,382
Chuck Cheng                                                                  5,117           5,117                   -
Vijay Chougule                                                              40,939          40,939                   -
Amy Dasso                                                                      171             171                   -
Sanjay Dave                                                                 13,860          13,860                   -
Dominion Capital Fund, Ltd.                                             11,515,386       6,875,000(2)(4)     4,640,386
The Endeavor Capital Fund, S.A.                                          1,250,000       1,250,000(4)                -
Cynthia Hughes                                                               3,412           3,412                   -
Srini Krishnaswami                                                         255,870         255,870                   -
Derek Lentz                                                                 10,235          10,235                   -
Nina Luu                                                                       171             171                   -
Robert Maffit                                                                5,117           5,117                   -
Haresh Makhijani                                                             5,117           5,117                   -
Rajesh Parekh                                                               34,116          34,116                   -
Soma Pullela                                                                 3,412           3,412                   -
Vaidyanathan Raghunathan                                                    74,629          74,629                   -
Vishnu Reddy                                                                68,232          68,232                   -
Balaji A. Sampath                                                            3,483           3,483                   -
Lee Scantlin                                                               170,580         170,580                   -
Anand Sheel                                                                562,914         562,914                   -
Shiraj Shivji                                                               85,290          85,290                   -
Mark Snesrud                                                               255,870         255,870                   -
Sovereign Partners, LP                                                  14,721,205      11,666,666(3)(4)     3,054,539
Patricia Steele                                                                171             171                   -
Karen Vahtra                                                                 3,412           3,412                   -
Stephen Voorhees                                                            54,586          54,586                   -
                                                                        ----------      ----------          ----------
                                                                        38,268,400      27,786,991          10,481,409
                                                                        ==========      ==========          ==========

(1) Upon completion of the offering the Selling Stockholder will own 2.5% of the Company's issued and outstanding Common Stock.



(2) Upon completion of the offering the Selling Stockholder will own 4.3% of the Company's issued and outstanding Common Stock.



(3) Upon completion of the offering the Selling Stockholder will own 7.1% of the Company's issued and outstanding Common Stock.



(4) Based on each Selling Stockholder's pro rata share of the maximum number of shares of Common Stock which the Company is obligated to issue upon conversion of the Company's Series D Preferred Stock under the Series D Certificate of Designations including the shares of Series D Preferred Stock issuable in exchange for 60 shares of NCT Audio Series A Preferred Stock under the NCT Audio Subscription Agreements and each Selling Stockholder's pro rata share of 1.0 million shares which may be issued to pay the 4% accretion payable on the stated value of 12,000 shares of Series D Preferred Stock. Such pro rata share has been determined for each Selling Stockholder by dividing the sum of (i) the number of shares of Series D Preferred Stock acquired by such Selling Stockholder in the July 1998 Series D Preferred Stock Private Placement and (ii) the shares of Series D Preferred Stock issuable to each Selling Stockholder in exchange for NCT Audio Series A Preferred Stock under the terms of the NCT Audio Subscription Agreements by (iii) 12,000, the total number of shares of Series D Preferred Stock issued in the July 1998 Series D Preferred Stock Private Placement and issuable in exchange for NCT Audio Series A Preferred Stock. The number of shares of Common Stock issued upon conversion to any particular Selling Stockholder may be more or less than the amount shown depending on (i) the length of time the Series D Preferred Stock is held, (ii) the conversion price as determined under the Series D Conversion Formula, and (iii) the application of the 24,000,000 share limit on the Company's obligation to issue shares of Common Stock upon conversion of the Series D Preferred Stock including shares of Series D Preferred Stock issued in exchange for NCT Audio Series A Preferred Stock.

                              PLAN OF DISTRIBUTION

      The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of the shares, that such shares will be sold from time to time in public sales in the over-the-counter market at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act, in connection with such sales. Shares of Common Stock offered hereby may be used to cover short sales or other hedging transactions. From time to time, one or more of the Selling Stockholders named herein may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders for purposes hereof.

                                  LEGAL MATTERS


      Matters relating to the legality of 27,786,991 shares of Common Stock being offered by this Prospectus have been passed upon for the Company by John
B. Horton, Esquire, Senior Vice President and General Counsel of the Company. As of October 28, 1998, Mr. Horton owned 20,000 shares of Common Stock. In addition, Mr. Horton owns 20,000 shares subject to acquisition upon the exercise of currently exercisable warrants and 634,417 shares subject to acquisition upon the exercise of currently exercisable options granted to him under the 1992 Plan, none of which are being offered by this Prospectus.


                                     EXPERTS

      The consolidated financial statements of the Company at December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 the related financial statement schedule incorporated into this prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998), have been audited by Richard A. Eisner & Company, LLP, Independent Auditors, as set forth in their report included therein (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

      The financial statements of the Company's subsidiary, Noise Cancellation Technologies (UK) Limited, at December 31, 1996 and 1997 and for the years ended December 31, 1995, 1996 and 1997 incorporated into this prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (including Amendment No. 1 thereto filed on April 30, 1998, and Amendment No. 2 thereto filed on May 4, 1998), have been audited by Peters Elworthy & Moore, Chartered Accountants, as set forth in their report included therein (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



         The following table sets forth the estimated expenses payable by the registrant with respect to the offering described in Amendment No. 1 to this Registration Statement:



Securities and Exchange Commission registration fee                                                        $ 4,004
Legal Fees and expenses                                                                                     15,000  *
Accounting fees and expenses                                                                                15,000  *
Miscellaneous expenses                                                                                         500  *
                                                                                   -------------    --------------

Total                                                                                                      $34,504  *
                                                                                   =============    ==============

-------------

* Estimated

ITEM 16. EXHIBITS (LISTED ACCORDING TO THE NUMBER ASSIGNED IN THE TABLE IN ITEM 601 OF REGULATION S-K)


     Exhibit No.                             Description


         2 Stock Purchase Agreement dated August 21,1998, among Noise Cancellation Technologies, Inc., Advancel Logic Corporation and the Holders of the Outstanding Capital Stock of Advancel Logic Corporation.



         4 Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of Noise Cancellation Technologies, Inc. filed on July 24, 1998 in the Office of the Secretary of State of the State of Delaware.



         5 Opinion of John B. Horton, Esquire, Senior Vice President and General Counsel of the registrant, as to the legality of the Common Stock to which Amendment No. 1 to this Registration Statement relates


       23(a)              Consent of Richard A. Eisner & Company, LLP

       23(b)              Consent of Peters Elworthy & Moore

       23(c)              Consent of John B. Horton, Esquire (contained in
                          Exhibit 5)

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Linthicum, Maryland, on this 30th day of October, 1998.



                                            NCT GROUP, INC.




                                           By: /s/ MICHAEL J. PARRELLA
                                           ----------------------------------
                                               Michael J. Parrella, President

         Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         SIGNATURES                     CAPACITY                      DATE

/s/ MICHAEL J. PARRELLA      President (Principal Executive     October 30, 1998
-----------------------
Michael J. Parrella          Officer) and Director

/s/ CY E. HAMMOND            Senior Vice President and          October 30, 1998
-----------------------
Cy E. Hammond                Chief Financial Officer
                             (Principal Financial and
                             Accounting Officer)

/s/ JAY M. HAFT              Chairman of the Board of Directors October 30, 1998
---------------------------
Jay M. Haft                  and Director

/s/ JOHN J. McCLOY           Director                           October 30, 1998
---------------------------
John J. McCloy

/s/ SAM OOLIE                Director                           October 30, 1998
---------------------------
Sam Oolie

/s/ STEPHAN CARLQUIST        Director                           October 30, 1998
---------------------------
Stephan Carlquist

/s/ MORTON SALKIND           Director                           October 30, 1998
---------------------------
Morton Salkind

                                  EXHIBIT INDEX


                                                                     SEQUENTIAL
                                                                        PAGE
    EXHIBIT NO.                     DESCRIPTION                        NUMBER


         2       Stock Purchase Agreement dated August
                 21,1998, among Noise Cancellation
                 Technologies, Inc., Advancel Logic
                 Corporation and the Holders of the
                 Outstanding Capital Stock of Advancel Logic
                 Corporation.



         4 Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of Noise Cancellation Technologies, Inc. filed on July 24, 1998 in the Office of the Secretary of State of the State of Delaware.



         5 Opinion of John B. Horton, Esquire, Senior Vice President and General Counsel of the registrant, as to the legality of the Common Stock to which Amendment No. 1 to this Registration Statement relates



       23(a)     Consent of Richard A. Eisner & Company, LLP



       23(b)     Consent of Peters Elworthy & Moore



       23(c)     Consent of John B. Horton, Esquire (contained in Exhibit 5)